UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On September 11, 2023, Aptorum Group Limited (the “Company”) entered into a Securities Purchase Agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Company sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Notes”). The Notes are convertible into the company’s Class A Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”) and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Note for twelve (12) months or more or such term subject to mutual consent. The Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share, which is calculated based on the average of the closing price for the last 5 trading days prior to the Closing Date, plus 8% premium. The Company has the right to repay the principal amount of the Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties.

The Note is secured by a first priority lien and security interest on certain shares that the Company owns (“Collateral”). Upon the Company’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Company prepay the then-remaining outstanding balance of the Note, in part or in full and the Company can make that payment in cash or in shares.

The Note is being purchased is exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation D and/or Regulation S promulgated thereunder and will be issued as restricted securities. The foregoing summary of the Notes and Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Securities Purchase Agreement and Note, which are attached as exhibits to this current report.

Neither this report nor the exhibits attached constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement and Form of convertible note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: September 11, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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